Exhibit 99.2

June 14, 2010

CONSENT OF EXPERT
FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Silver Wheaton Corp.

Re:	Report Entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc., Mala Noche Resources Corp., and Silver Wheaton Corp.” dated May 26, 2010

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, to the public filing of the technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc., Mala Noche Resources Corp., and Silver Wheaton Corp.” dated May 26, 2010 (the “Report”) and to extracts from, or a summary of, the Report in the written disclosure contained in Silver Wheaton Corp.’s annual information form (the “AIF”) for the year ended December 31, 2009, dated as of March 25, 2010.

I hereby confirm that I have read the written disclosure contained in the AIF and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

signed by
/s/ Velasquez Spring
____________________
Velasquez Spring, P.Eng.
Senior Geologist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
TEL: (416) 364-6244 FAX: (416) 864-1675 EMAIL: info@wgm.ca WEB: www.wgm.ca

June 14, 2010

CONSENT OF VELASQUEZ SPRING

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s registration statement on Form S-8 (File No. 333-128128), filed under the United States Securities Act of 1933, as amended (the “Registration Statement”) I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, hereby consent to the use of my name in the Registration Statement and to the inclusion and incorporation by reference in the Registration Statement of information derived from the technical report dated May 26, 2010 “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc., Mala Noche Resources Corp., and Silver Wheaton Corp.”.

Yours truly,

signed by
/s/ Velasquez Spring
____________________
Velasquez Spring, P.Eng.
Senior Geologist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
TEL: (416) 364-6244 FAX: (416) 864-1675 EMAIL: info@wgm.ca WEB: www.wgm.ca